UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated July 30, 2014

Commission File Number: 1-15018

Fibria Celulose S.A.

Alameda Santos, 1357 – 6th floor

01419-908, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒             Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐            No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FIBRIA CELULOSE S.A.

CORPORATE GOVERNANCE POLICY

OBJECTIVE

The Corporate Governance Policy (or simply, the “Policy”) of Fibria Celulose S.A. (“Fibria” or the “Company”) is founded on its declaration of the Company’s Vision, Mission and Values, its Bylaws, the Corporate Governance rules of the Novo Mercado segment of the BM&FBOVESPA, and the best practices published by the Instituto Brasileiro de Governança Corporativa (“IBGC”) and the Organization for Economic Co-operation and Development (“OECD”).

This Policy consolidates the principles and practices of corporate governance adopted by Fibria. Presents, in a transparent way, the existing structures to the decision making and to protect the interests of the Company, its shareholders and the market.

COVERAGE

The Company, members of the Board of Directors and its Committees, members of the Fiscal Council, the Executive Officers and all of Fibria’s employees.

GUIDELINES

Mission

Develop the business of renewable forests as a sustainable source of life.

Vision

Consolidate the planted forest area as a generator of economic value. Generate healthy profits, in tandem with environmental conservation, social inclusion and improved quality of life.

Regulatory Environment

Fibria complies in full with the Brazilian corporate law, with the provisions of foreign laws applicable to companies that have securities listed on stock exchanges in the United States, as well as the rules issued by the Stock Exchanges of São Paulo (“BM&FBOVESPA”) and New York (“NYSE”). Fibria adopts the national and international norms for bookkeeping and maintaining its listing as a publically held company, both with the Comissão de Valores Mobiliários (“CVM”) and with the United States Securities and Exchange Commission (“SEC”).

Also, Fibria is subject to the North-American law known as Sarbanes-Oxley, and to the requirements of NYSE and SEC, applicable to foreign issuers, including the constitution of a Statutory Audit Committee and the certification of internal controls and financial Statements of the Company.

Principles

The best practices of corporate governance convert principles in objective recommendations, aligning interests to preserve the Company’s reputation and optimize its social value, facilitating the Company’s access to resources and contributing to its longevity. Fibria bases its activities in accordance with the following principles of governance:

•                                         Corporate responsibility — to ensure the sustainability of the Company, aiming its longevity and adding its considerations of enviromental and social order to the business, projects and transactions.

•                                         Transparency — disclose to the stakeholders the information of which are of their interest, and not only those imposed by laws and regulations.

•                                         Accounting — the governance agents (shareholders, Board of Directors’ members, Executive Officers, Fiscal Council’s members and auditors) must be accountable in their roles, assuming integrally the consequences of their acts and omissions; and

•                                         Equity — fair and equal treatment of all shareholders and other stakeholders.

Shareholders’ Meetings

Shareholders’ Meetings will be held at dates and times that do not limit shareholder access, and will be convoked in the form and within the timeframes provided for by law and in the Company’s Bylaws, and in cases of more complex matters, with enough time for shareholders to evaluate any supporting materials needed to properly understand the matters on the agenda. The notice of the meeting will contain a description of the matters to be addressed and the procedures to be followed by shareholders that want to be represented in the Meetings, with the objective of facilitating participation and voting. The Company provides a Manual for Participating in Shareholders’ Meetings will be made available, with the objective of facilitating the participation of any and all investors in the Company’s Shareholders’ Meetings.

Fiscal Council

Fibria also has a Fiscal Council with a non-permanent operation, composed by 3 to 5 sitting members and an equal number of alternates, of which 2 members represent the controlling shareholders and the third represents the interests of the minority shareholders. The members of the Fiscal Council are elected at the Shareholders’ Meeting for mandates of 1 year or until the next Ordinary Shareholders’ Meeting, and may be reelected.

The principal role of the Fiscal Council is to monitor the acts of the administrators and review the financial statements and balances, and report to the shareholders. Under Brazilian corporate law, the Fiscal Council may not include members who

(i)                                     are members of the Board of Directors;

(ii)                                  are members of the administration;

(iii)                               are employees of the Company, or of subsidiaries or companies in the same group; and

(iv)                              are the spouses of or are related through the 3rd degree with Fibria’s administrators.

Fibria’s Fiscal Council has a set of Internal Rules that establishes the rules and procedures relating to its functioning and activities, and may rightly solicit from the Company’s administration the information necessary for its functions. The Fiscal Council’s Internal Rules are also available on the Company’s website.

The Fiscal Council meets ordinarily, in accordance with the schedule approved or on an extraordinary basis when necessary, and annually reviews the recommendations of the Company’s independent auditors, in a joint meeting with the Statutory Audit Committee.

Board of Directors

Fibria’s management is professionalized, and distinguishes the role of shareholders and the responsibilities of the directors and officers. In accordance with Fibria’s Bylaws, the Board of Directors (or simply, the “Board”) is composed of, at least 5 and at most 9 sitting members, of which 20% are independent (without links to the shareholders who have signed the shareholders’ agreement, as provided by the regulations in effect), and an equal number of alternates.

Board members will not have executive roles at the Company and will be elected at the Shareholders’ Meeting for a non-staggered mandate of 2 years, after which they can be reelected. In electing Fibria’s Board members, the Shareholders’ Meeting will take into account the personal attributes of the candidates, such as leadership, reputation in the business community, recognition for following the highest moral and ethical standards of behavior, independence from the Company’s Board of Executive Officers, experience and relevant understanding of finances, accounting, corporate governance, business sustainability and the Company’s business environment, cultural and viewpoint diversity, lack of conflicts of interest and availability of sufficient time to dedicate to the responsibilities commensurate with their functions.

The Board of Directors meets at least 4 times a year and its sitting members or alternates should attend all the Board meetings and applicable Committee meetings (as discussed below). For these meetings, support materials will be distributed at least 7 days beforehand, preferentially through Fibria’s Governance Portal. Sitting Board members should not sit on the boards of directors (or equivalent bodies) of more than 5 publicly held companies in Brazil or elsewhere, besides Fibria itself. The Form 20-F filed annually with the SEC, as well as the Formulário de Referência filled annually with the CVM, will disclose the other directorships of the Board members with other publicly held companies.

Exercise of the roles of Chairman of the Board of Directors and Chief Executive Officer of Fibria may not be combined, except in temporary and exceptional circumstance as established by the Board of Directors.

The responsibilities of the Board of Directors are established in the Company’s Bylaws and detailed in the Internal Rules of that Bodiy, both available on Fibria’s website.

In accordance with OECD guidance, Fibria continuously provides the directors with up-to-date information, including through its Governance Portal (as discussed below), regarding the most important matters and challenges in its business, and puts together presentations for the Board regarding matters of interest to the Company, to help its members perform their tasks. When Fibria’s Board deems it necessary, for clarification or support in relation to decisions regarding important matters within its competence, it may contract, at the Company’s expense and pursuant to a budget approved in advance by the Board, opinions or consulting services from specialized independent professionals. Board members also have free access to the Company’s executives, whether they are members of the Board of Executive Officers or not, to clarify matters within their competency.

Independent consultants evaluate the performance of the Board members annually, and also evaluate the performance of the Board of Executive Officers, pursuant to pre-established parameters, to determine their degree of efficiency and establish the goals for their activity in the following year.

The Board of Directors currently has 5 Advisory Committees, composed of Board members, company employees and market specialists, which are responsible for ensuring the proper treatment and understanding of the matters for which they were constituted, and function either part-time or full-time.

Committees of the Board of Directors

Fibria’s Board of Directors currently has 5 Advisory Committees:

•                                          Statutory Audit Committee;

•                                          Finance Committee;

•                                          Innovation Committee;

•                                          Personnel and Compensation Committee

•                                          Sustainability Committee.

All the Committees have a set of Internal Rules that establish the rules and procedures relating to the functioning and activities of each, which are all available on the Company’s website.

Each of the Committees evaluates its own performance annually, as a part of the evaluation of the Board of Directors, receiving the result of its own evaluation and the referred recommendation from the Board of Director to improve its performance in the future.

The Committees have autonomy to solicit information from the Board of Executive Officers, wherein the respective Coordinator must communicate in writing to the Board, through its Chairman, the substance of any information requested from the Board of Executive Officers, subject to the restrictions with respect to any conflicts of interest, in accordance with the precepts established in their Internal Rules.

Board of Executive Officers

The Board of Executive Officers will be composed of at least 3 and at most 10 executive officers elected by the Board of Directors to a term of 1 year, who may be reelected, including a Chief Executive Officer and others without specific designations. The Board of Executive Officers is responsible for administering and managing corporate affairs and operating activities, implementing the strategic plan established by the Board of Directors, and studying and developing strategic projects, subject to approval by the Board of Directors. The Board of Executive Officers meets at least once a month, or whenever necessary, and its decisions are plenary. The Internal Rules of the Board of Executive Officers establish the rules and procedures relating to its functioning, activities and decisions.

External Audit

The Company contract annually audit services, in compliance with three essential assumptions: technical issue, independency and the revolving issue to conduct the audit.

The scope of services covers: revisions of the quarterly information released, audit of the financial statements and of the internal controls. These results are reported to the Statutory Audit Committee.

Statutory Audit Committee is responsible to exam the independent auditor. Statutory Audit Committee have to suggest companies to contract and to dismiss, inspect the quality of the services, evaluate the independency, register situations with discrepancy between the management and auditors. The Board of Directors is responsible for the auditors selection, guided by Statutory Audit Committee.

Internal Audit

Fibria has an area of internal audit with reports to the CEO and to Statutory Audit Committee, which is an Advisory Committee to the Board of Directors. The structure evaluate periodically the process in an independent way, verify the reliability with the politics and rules adopted to the firm and evaluate internal frauds, depletion  of resources or equity damage. Is the responsible for the verification with basis in the risk matrix, internal controls matrix and leaders’ and Statutory Audit Committee members’ considerations.

Ethics and Ombudsman

Fibria’s communication channels are accessible to internal and external publics. Questions with respect to the Code of Conduct that are sent through these channels are treated impartially and transparently, with assurances of confidentiality of the information and secrecy of the identity of the people involved, in order to promote a better business environment for all. Fibria instituted an Ombudsman, nominated by the Board of Executive Officers and approved by the Board of Directors, who provides periodic reports to the Statutory Audit Committee, to the external auditors and to the administration itself.

Through the Ombudsman, it is possible to clarify doubts of interpretation and send complaints regarding non-compliance with the Code of Conduct, such as corruption, briberies, fraud, environmental violations, false information, inappropriate accounting records, inappropriate use of company assets, discrimination unethical behavior and procedures.

It is due to the Ethics and Ombudsman area conduct the Ethics’ Program in the Company, developing memorandums and trainings about corporate ethics, highlighting these to the direct and outsourced employees, to the relevance of the subject daily, aiming a safe and secure environment and continuity of the business.

Risk Management

Fibria has an area to manage the risks with reporting to the CEO and to the Statutory Audit Committee. The structure evaluate periodically the business risks in an independent way, in a proactive approach aiming the Company reduction of vulnerability to the existent risks. The responsible for critical/priors risks management is the CEO and the Board of Directors. The critical risks should be well articulated, as well as should have discussion and consensus regarding the treatments actions. The understanding of the critical risks should be enhanced, in a way to be understandable the main and related causes.

It is due to the Risk Management team to be the staff of the implementation of the process and the risk management culture in the Company, promoting the understanding of priorities regarding the identification, treatment and controlling of the risks in the other areas.

Controls and Compliance

To Fibria, be in compliance means comply with and enforce law, regulations and commitments, internal and external, assumed voluntarily or imposed to the Company’s activities.

Fibria has an area of Controls and Compliance with reporting to the CEO and to the Statutory Audit Committee. This structure periodically monitors the design and the effectiveness of these controls, proposing improvements in the process, with focus on reduction of vulnerability of the internal controls’ environmental.

The Control and Compliance area is responsible for the supervision the Compliance Program of the Company, assisting other areas in preventive monitoring of compliance. This initiative aims to ensure the compliance with Certifications, Agreements, Commitment Terms, Licenses, Reports, Laws and Rules.

It is due to the Control and Compliance team disseminate the internal controls and compliance culture in the Company.

Novo Mercado

The corporate governance practices that Fibria has voluntarily adopted are compatible with its listing as of May 2010 on the Novo Mercado segment, the highest level of Corporate Governance of the BM&FBOVESPA, before which it had been listed at Level 1 since 2001. Highlights of the practices Fibria has adopted include issuing only common shares; a commitment to maintain at least 25% of its shares in the free float; a commitment to undertake public offers to place shares through mechanisms that favor the diffusion of capital; constant improvement of the information disclosed periodically, which is consolidated and submitted for special review by the independent auditors; ample disclosure of transactions involving controlling shareholders or Company administrators, as well as shareholders’ agreements; beyond publication of an annual schedule of corporate events.

Compliance with Sarbanes-Oxley

The Company certifies compliance with the Sarbanes-Oxley (SOX) standards, acting in accordance with the best practices of corporate governance. In upgrading internal procedures, all areas of the Company are involved in the diagnosis of risks and the internal controls necessary for certification pursuant to the SOX legislation, which seeks to ensure the reliability of the financial and accounting statements of companies listed on stock exchanges in the United States.

Code of Conduct

Fibria’s Code of Conduct was finalized and approved by the Board of Directors in April 2010 and amended in 2012. The document, which incorporates the ethical principles included in the declaration of the Mission, Vision and Values of the Company, was prepared by a group composed of representatives from a variety of areas within Fibria and is applicable to all employees, at all levels, without exception. Each employee receives a copy of the Code of Conduct and signs a Certificate of Receipt and understanding, which is kept in their file.

It is up to the leaders, at all levels, to ensure that their subordinates and contractors know and apply the precepts of the Code of Conduct. Suggestions for improvements should be sent to the Ombudsman.

Governance Portal

Fibria makes guidance materials available to the elected members of the Board of Directors, Committees, Fiscal Council and Board of Executive Officers, through its Corporate Governance Portal, with the objective of familiarizing them with the Company’s operations, plans, business environment and corporate governance practices.

Fibria’s Governance Portal is an interactive, internet-based tool that complies with the good practices of corporate governance (IBGC) and that can be accessed from any location, within or outside Fibria, to facilitate controlled consultation by the directors and officers with the information necessary to perform their legal and statutory responsibilities.

The content is managed so as to permit the publication of documents and text with defined levels of security, permitting collaboration between the members of the same body in virtual work spaces.

In order to secure the information, the confidentiality of the data is ensured through planning and establishing access policies and procedures, with permission based on groups of users. The Portal’s module to manage documents ensure the due access to viewing, download and printing of documents.

Conflicts of Interest

In accordance with the provisions of the Bylaws, the Company, its shareholders, administrators and the members of the Fiscal Council commit themselves to resolve, through arbitration, any and all disputes or controversies that may arise between them.

As established in the Internal Rules of the respective bodies and in the Company’s Code of Conduct, the members of the Board of Directors, its Committees and the Board of Executive Officers must abstain from making or intervening in any corporate transaction or decision in which they have interests that conflict with those of Fibria or its subsidiaries and the shareholders, as well as participating or intervening in any related determination made by their peers, and must make their impediment known to the Chairman of the Board, to the Coordinator of the respective Committee or the Company’s Chief Executive Officer, as applicable, and have the nature and extent of their interest included in the minutes of the meeting of the respective body.

Prevention of Corruption

Fibria shall work for the maintenance of its business within the highest levels of integrity and transparency, following the guidelines established in its Anticorruption Policy. The Company shall perform periodically trainings for the high leadership and other executives regarding the anticorruption issues.

Related-Party Transactions (arm’s-length principle)

The Board of Directors is responsible, in accordance with the provisions of the Transactions Policy with Related Parties for ensuring that any contracting between the Company and related parties, including shareholders or persons linked to them, administrators and members of any of its corporate bodies, is done on equitable or reasonable terms identical to those that prevail in the market or that the Company would contract with third parties, and that these transactions are clearly reflected in its financial statements and in specific communications in compliance with the provisions of the Regulations of the Novo Mercado segment of the BM&FBOVESPA.

Management Compensation

The global amount of compensation of the management is set annually at the Ordinary Shareholders’ Meeting, while the Board of Directors, in light of the recommendations of the Personnel and Compensation Committee, establishes the guidelines for its distribution among the members of the Board of Directors itself, Fiscal Council, Statutory Audit Committee and the Board of Executive Officers.

The monthly fixed compensation of the members of the Board of Directors, Fiscal Council, Statutory Audit Committee and Advisory Committees are review annually and are entitled to a compensation backed by market researches done by specialized and independent company, in addition to the usual benefits approved by the Board of Directors and reimbursement of expenses incurred to participate in Board activities or on its Committees.

In accordance with the paragraph 3 of the Article 162, Law no. 6404/76, released in December 15th 1976, related to the Brazilian Corporate Law, , the compensation of Fiscal Council members’, for each member, cannot be less than 10% of the Board of Directors average compensation, not including the benefits, commissions or profit sharing.

The Executive and Non-Executive Officers have a compensation weighted on:

(i)                                     Fixed amount, based on market researches;

(ii)                                  Annual variable amount, related to individuals and corporate targets of development.

(iii)                               Variable invested amount which the executive may resign to receive part of his annual variable in order to invest in the growth of the Company’s value, measured by his shares issued by the Company;

(iv)                              Long term incentive, that aim the retention of the key-executives and align their expectations to the shareholders, in value added through solid results and in a long term, beyond the usual benefits.

As of 2014, Fibria offers a General Stock Option Plan (“Stock Option Plan”) for shares issued by the Company, in accordance with the Policy approved by the Board of Directors’ meeting held on April 25, 2014. The Stock Option Plan has the objective of turns possible to the Company attract and retain its Statutory and Non-Statutory Officers and management level executives, and is subjected to certain conditions to be approved by the Board of Directors, in accordance with the applicable Policy, as well as obtain a better alignment of its interests and shareholders’ interests and the sharing of the risks related to the capital market.

The expenses and compensation of the Management are audited annually by an independent auditor. The audit opinion with reference to the expenses is sent to the Statutory Audit Committee, while the opinion relating to compensation sent to the Personnel and Compensation Committee, as disclosed in the 20-F and the Formulário de Referência filed respectively with the SEC and the CVM.

Trading in Fibria’s shares

The Company has a Policy for Trading in Securities Issued by Fibria, which is available on its website.

Insider Information

The Company has a Policy for Disclosure and Use of Information about Material Acts or Facts in effect, pursuant to which its administrators, members of technical and consultative bodies and Fiscal Council, as well as its employees, consultants, service providers and any person that, as a result of their role or function, has access to information that has not been disclosed to the market and that may considerably influence the trading price of Fibria’s securities, must maintain confidentiality with regard to such information, and prohibits, pursuant to applicable law, avail of it to gain advantage, for themselves or for others, through the purchase or sale of securities.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 30, 2014

Fibria Celulose S.A.

	By:	/s/ Guilherme Perboyre Cavalcanti
	Name:	Guilherme Perboyre Cavalcanti
	Title:	CFO and IRO